Exhibit 99.3

CANADIAN SUPERIOR ENERGY INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2008
(unaudited)

($ thousands)	Canadian Superior Energy Inc.	Seeker Petroleum Ltd.	Pro Forma Adjustments (notes 2 and 3)	Pro Forma Consolidated Canadian Superior Energy Inc.

Revenue
Petroleum and natural gas sales, net oftransportation	41,235	5,018	-	46,253
Royalties net of royalty tax credit	(7,773)	(999)	-	(8,772)
	33,462	4,019	-	37,481
Financial Instruments - losses	(742)	-	-	(742)

Interest and other income	310	12	-	322
	33,030	4,031	-	37,061

Expenses
Operating	6,476	1,249	-	7,725
General and administrative	6,056	1,434	-	7,490
Stock based compensation	3,130	68	-	3,198
Depletion, depreciation and accretion	18,973	3,291	739	23,003
Interest	1,917	2	-	1,919
Foreign exchange (gain)	(618)	-	-	(618)
Loss on abandonment	63	-	-	63
	35,997	6,044	739	42,780
Loss before income taxes	(2,967)	(2,013)	(739)	(5,719)
Current	462	-	-	462
Future income tax (reduction)	23	-	(217)	(194)
Net loss	(3,452)	(2,013)	(522)	(5,987)
Basic and diluted net loss per share	($0.02)	($0.04)	-	($0.04)

See accompanying notes to the unaudited pro forma consolidated statement of operations

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2008
(all tabular amounts in $ thousands, except where otherwise noted)

1.   Basis of presentation

The accompanying unaudited pro forma consolidated statement of operations of Canadian Superior Energy Inc. (“Canadian Superior”) for the six months ended June 30, 2008 has been prepared to reflect the acquisition of Seeker Petroleum Ltd. (“Seeker”) by Canadian Superior on March 26, 2008.

This pro forma statement has been prepared by management of Canadian Superior in accordance with Canadian Generally Accepted Accounting Principles and in the opinion of management, contains all adjustments necessary for fair presentation. No pro forma consolidated balance sheet has been provided as the transaction has already been reflected in the consolidated balance sheet of Canadian Superior as at June 30, 2008.

Accounting policies used in the preparation of the pro forma statement is in accordance with those disclosed in Canadian Superior’s audited consolidated financial statements as at December 31, 2007.

The pro forma statement should be read in conjunction with the audited consolidated financial statements of Canadian Superior and Seeker as at and for the year ended December 31, 2007.

The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2008 give effect to the transactions as if they occurred on January 1, 2008.

This pro forma statement is not necessarily indicative of the results of operations which would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

2.   Pro Forma assumptions and adjustments

The pro forma statements have been prepared to give effect to the following transactions, assumptions and adjustments:

a)
The acquisition of all of the outstanding shares of Seeker.  The purchase price is allocated to assets and liabilities as follows based on a combination of cash and 7,651,866 Canadian Superior common shares issued:

Calculation of purchase price
Cash	22,211
Fair value of shares issued (7,651,886 @ $3.72 per share)	28,465
Transaction costs	887
51,563
Allocated as follows:
Working capital	(7,210)
Property, plant and equipment	43,721
Goodwill	15,972
Asset retirement obligation	(1,222)
Future income taxes	302
51,563

The fair value of the Canadian Superior shares issued on acquisition of $3.72 was determined based on reference to the market price on the date the transaction was announced. Goodwill of $16.0 million represents the excess of the purchase price paid over the tangible assets and liabilities acquired. In addition, the share capital, contributed surplus and retained earnings of Seeker are eliminated upon acquisition.

b)
The provision for depreciation and depletion expense reflects an increase of $0.7 million for the six months ended June 30, 2008 resulting from the combination of Canadian Superior and Seeker carrying value of oil and gas assets and reserves in the pro forma consolidated depletion calculation.

3.	Income taxes

The provision for future income taxes for the six months ended June 30, 2008 has been adjusted for the impact of the pro forma adjustments on the pro forma consolidated statement of operations.

4.	Basic and diluted net loss per share

The pro forma net loss per share is based on the number of Canadian Superior shares outstanding at June 30, 2008, including the issuance of approximately 7.7 million common shares of Canadian Superior in connection with the acquisition.  This resulted in a weighted-average number of common shares outstanding of 148.0 million as at June 30, 2008. For the calculation of the diluted net loss per share, all outstanding stock options, convertible preferred shares and warrants for 2008 are excluded as they are anti-dilutive.